15049996

SECURI ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Johnson Rice & Company L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

639 Loyola Avenue, Suite 2775
(No. and Street)

New Orleans (City) LA (State) 70113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Sheridan 504 584-1219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Sheridan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnson Rice & Company L.L.C., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK L. GUNDLACH
Notary Public / ID #5662
Parish of Orleans, State of Louisiana
My commission is for life

Signature

Manager
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Johnson Rice & Company
L.L.C.

JOHNSON RICE & COMPANY L.L.C.

Audit of Financial Statement

December 31, 2014

CONTENTS

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Johnson Rice & Company L.L.C.

We have audited the accompanying statement of financial condition of Johnson Rice & Company L.L.C. (the Company) as of December 31, 2014, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Johnson Rice & Company L.L.C. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Johnson Rice & Company L.L.C.'s financial statements. The Supplemental Information is the responsibility of Johnson Rice & Company L.L.C.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
March 4, 2015

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2014
Cash and Cash Equivalents	$ 424,861
Deposits Held by Clearing Broker, Restricted	150,000
Accounts Receivable	500,000
Receivable from Clearing Broker	3,311,355
Securities owned, Held at Clearing Broker, at Fair Value	5,649,957
Furniture, Equipment and Leasehold Improvements, Net of Accumulated Depreciation of $912,321 in 2014	67,172
Other Assets	87,665
Total Assets	$ 10,191,010

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Liabilities	$ 1,531,767
Payable to Clearing Broker	1,844
Total Liabilities	1,533,611
MEMBERS' EQUITY	8,657,399
Total Liabilities and Members' Equity	$ 10,191,010

The accompany notes are an integral part of this financial statement.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENT

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

Johnson Rice & Company L.L.C. (the Company) was organized as a limited liability company under the laws of the State of Louisiana. The Company is a regional broker-dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through JP Morgan Clearing Corp. (JP Morgan).

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

SECURITIES

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

ACCOUNTS RECEIVABLE

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2014, all accounts receivable were considered collectable.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets, ranging from three to seven years. These methods do not materially differ from generally accepted accounting principles. Leasehold improvements are stated at cost, less accumulated amortization computed on the straight-line method over the term of the lease. Depreciation and amortization charged to operations amounted to $55,157, for the year ended December 31, 2014.

Major components of furniture, equipment and leasehold improvements are as follows:

Furniture and Fixtures	$ 414,626
Equipment	423,095
Leasehold Improvements	141,772
	979,493
Accumulated Depreciation	(912,321)
	$ 67,172

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENT

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

INVESTMENT BANKING

Investment banking revenues include underwriting and advisory fees. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. For syndicate deals in which the Company serves as lead underwriter, the Company records all related revenues and expenses. These revenues are then allocated out to other members of the syndicate on a pro rata basis. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers.* This guidance requires an entity to recognize revenue in an amount that reflects the consideration to which it expects to be entitled for the transfer of promisedgoods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for public entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

NOTE B

AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes JP Morgan as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $150,000. At December 31, 2014, $150,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE C

RECEIVABLE FROM CLEARING BROKER

Accounts receivable from clearing broker represents uncollected commissions and fees due from other brokers.

NOTE D

SECURITIES

Securities owned, held at clearing broker, and securities sold, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2014 are summarized as follows:

	2014
Securities Owned, Held at Clearing Broker:	
Corporate Stocks	$ 787,693
Money Market Accounts	4,862,264
	$ 5,649,957

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), Topic 820, *Fair Value Measurement*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

NOTE D

SECURITIES (Continued)

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014.

The valuation of the Company's investments by the above fair value hierarchy is as follows:

	Total	Level 1	Level 2	Level 3
December 31, 2014				
Assets				
Securities Owned, Held at Clearing Broker				
Corporate Stocks				
Industrial Goods	$ 482,346	$ 482,346	$ -	$ -
Basic Materials	305,347	305,347	-	-
Money Market Accounts	4,862,264	4,862,264	-	-
	$ 5,649,957	$ 5,649,957	$ -	$ -
Liabilities				
Securities Sold, Not Yet Purchased	$ -	$ -	$ -	$ -

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENT

NOTE E

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2014, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases office space under an operating lease expiring in June 2020. Also, the Company has an equipment lease that will be in effect through 2016. Future minimum office lease payment leases are as follows:

2015	$ 239,040
2016	239,040
2017	239,040
2018	239,040
2019	239,040
Thereafter	119,520
Total	$ 1,314,720

The office lease contains a provision for escalation charges. The Company calculates this provision on a straight-line basis evenly over the lease. Rent expense for office space and equipment, totaled $697,327 for the year ended December 31, 2014.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

NOTE F

EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. Approximately $200,000 was contributed to the plan by the Company on behalf of members and employees in 2014.

NOTE G

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital requirement.

At December 31, 2014, the Company had net capital of $8,287,164, which was $8,037,164 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 at December 31, 2014.

NOTE H

DISCLOSURES ABOUT GUARANTEES

The Company clears all of its securities through JP Morgan on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and JP Morgan, JP Morgan has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As JP Morgan's right to charge the Company has no maximum amount and applies to all trades executed through JP Morgan, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of JP Morgan and all counterparties with which it conducts business.

NOTE I

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should JP Morgan, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of JP Morgan and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

NOTE J

INCOME TAXES

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the FASB ASC, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2011 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2014.

NOTE K

SUBORDINATED BORROWINGS

During 2014, the Company had available a revolving line of credit from a bank totaling $20,000,000, bearing interest at rates to be agreed upon by the Company and the bank at the time that any advance is drawn on the line. The line is unsecured, is guaranteed by the Company's members, and matures on October 29, 2015. There were no outstanding borrowings against the line of credit at December 31, 2014.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE L

SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, March 4, 2015, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

JOHNSON RICE & COMPANY L.L.C.
SUPPLEMENTARY INFORMATION
December 31, 2014

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 8,657,399
Deductions and/or Charges	
Furniture, Equipment, and Leasehold Improvements, Net	(67,172)
Other Assets	(87,665)
Net Capital Before Haircuts on Securities Positions	8,502,562
Haircuts on Securities	(215,398)
Net Capital	$ 8,287,164
AGGREGATE INDEBTEDNESS	$ 1,533,611
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 250,000
Excess of Net Capital	$ 8,037,164
Excess Net Capital at 1,000%	$ 8,133,802
Ratio: Aggregate Indebtedness to Net Capital	.19 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended)	$ 8,287,164
Net Capital Per Above	$ 8,287,164

JOHNSON RICE & COMPANY L.L.C.
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Johnson Rice & Company L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2014, Johnson Rice & Company L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Johnson Rice & Company L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2014, Johnson Rice & Company L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Johnson Rice & Company L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2014, Johnson Rice & Company L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

JOHNSON
RICE &
COMPANY
L.L.C.

INVESTMENT SECURITIES

EXEMPTION REPORT

EXEMPTIVE PROVISIONS UNDER RULE 15C3-3 – I, Mark Sheridan, Manager of Johnson Rice & Company L.L.C. ("Johnson Rice"), do hereby certify and attest that, to the best of my knowledge and belief the following statement is true and correct: Johnson Rice meets the identified exemption provision in §240.15c3-3(k)(2)(ii) in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, and that it met this exemptive provision throughout the most recent fiscal year without exception.

Mark Sheridan, Manager

639 Loyola Avenue • Suite 2775 • New Orleans, Louisiana 70113 • (504) 525-3767

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
Johnson Rice & Company L.L.C.

We have reviewed management's statements, included in the accompanying Johnson Rice & Company L.L.C. Exemption Report, in which (1) Johnson Rice & Company L.L.C. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Johnson Rice & Company L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Johnson Rice & Company L.L.C. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Johnson Rice & Company L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Johnson Rice & Company L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LaPorte

A Professional Accounting Corporation

Covington, LA
March 4, 2015

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

The Board of Members
Johnson Rice & Company L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Johnson Rice & Company L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Johnson Rice & Company L.L.C. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Johnson Rice & Company L.L.C.'s management is responsible for Johnson Rice & Company L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
March 4, 2015